111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com

February 28, 2014

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-4561

Mail Stop 4561

RE:	Crossroads Systems, Inc.
Post-Effective Amendment on Form S-3
Filed February 4, 2014
CIK No. 1093207, File No. 333-172792

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Crossroads Systems, Inc. (the “Company”), in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 19, 2014 (the “Staff Letter”) related to the above-referenced filing (“Post-Effective Amendment No. 1”). The Company is also concurrently filing an amended Registration Statement to provide certain other updates (“Post-Effective Amendment No. 2” and, Post-Effective Amendment No. 1 as so amended by Post-Effective Amendment No. 2, the “Registration Statement”).

In this letter, we have reproduced the comment from the Staff Letter in italicized, bold type and the Company’s response follows.

Fee Table

1.	Your registration statement concerns a continuous offering and the Form S-1 registration statement which was declared effective on August 30, 2011, included the undertaking specified by Item 512(a) of Regulation S-K and is subject to Rule 415. The prospectus supplement filed on each of February 1, 2012 and March 12, 2013 sought to add financial statements for the years ended October 31, 2011 and 2012, respectively, to your prospectus without the filing of the requisite post-effective amendments. Note that Item 512(a)(1) of Regulation S-K requires that any update to your prospectus required by Section 10(a)(3) be made by means of a post-effective amendment to the registration statement. It appears your prospectus no longer complied with Section 10(a)(3) as of May 31, 2012 because the prospectus was not part of the registration statement nor was it properly filed under Rule 424. Please advise as to whether any sales were made under the registration statement on or after May 31, 2012. If such sales have been made, please provide an analysis supporting your conclusion that the use of the prospectus was consistent with applicable requirements of the Securities Act, including Section 10(a)(3) as well as the undertaking included in your registration statement that is responsive to Item 512(a)(1)(i) of Regulation S-K. Please tell us what consideration you gave to including disclosure in your post-effective amendment in this regard.

Austin Beijing Dallas Houston London New York Research Triangle Park The Woodlands Washington, DC

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Post-Effective Amendment Filed February 4, 2014

File No. 333-172792

February 28, 2014

Response:	The Company acknowledges its understanding that the audited financial statements included in the prospectus in the Registration Statement on Form S-1 (File No. 333-172792) the “2011 Prospectus”) became stale on May 31, 2012 and that the Company was required under Section 10(a)(3) of the Securities Act, as well as Item 512(a)(1) of Regulation S-K and the associated undertaking, to update its financial statements by post-effective amendment. On the advice of the Company’s previous counsel, the Company filed the prospectus supplements referenced in the Staff’s comment in the good faith belief that such filings would satisfy the Company’s obligations to update the financial statements in the 2011 Prospectus.

The Company now understands that this approach was not technically compliant with the requirements of the Securities Act and the Commission’s related rules and regulations. On the advice of its current counsel, the Company has filed the post-effective amendment that is the subject of the Staff’s comment to remedy this past deficiency and to convert to a Form S-3. Additionally, in January 2014 the Company contacted the holders of the securities covered by the 2011 Prospectus and informed them that they were required to cease offers and sales under the 2011 Prospectus until they are notified that a new registration was effective.

The Company respectfully submits that even though it did not correctly comply with Section 10(a)(3) of the Securities Act and the related undertakings referenced above, the Company has complied with its obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to file its annual financial statements. Therefore, the Company’s audited financial statements were publicly available to any investor considering a purchase of Company securities, and indeed were included (not merely incorporated) in the prospectus supplements referenced above. That said, the Company intends to comply with any obligation to make any required Section 10(a)(3) update by post-effective amendment going forward, to the extent required by the form used for any Company registration statement.

Sales Made or Potentially Made After May 31, 2012, and Analysis Regarding Securities Act Compliance

The registration statement containing the 2011 Prospectus included three types of securities: (1) outstanding common stock, (2) warrants to purchase common stock and (3) common stock to be issued upon exercise of these warrants. The following response separately discusses sales (or the lack thereof) of each of these types of securities and the Company’s related analysis regarding compliance with Securities Act requirements.

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Post-Effective Amendment Filed February 4, 2014

File No. 333-172792

February 28, 2014

As set forth in more detail below, the Company respectfully advises the Staff of its view that it does not face any liability for rescission or damages under the relevant provisions of the Securities Act.

Sales of Common Stock Included in 2011 Prospectus

The Company advises the Staff that the 3,154,749 shares of issued and outstanding common stock covered by the 2011 Prospectus, none of which are included in the Registration Statement, were issued to the selling stockholders in October 2010 in a private placement. The exemption from registration provided for in Rule 144(b)(1) was available for any public resales of such common stock by the selling stockholders that occurred after May 31, 2012, which was nearly eighteen months after the original issuance. As of May 31, 2012, (i) none of the selling stockholders named in the 2011 Prospectus was an affiliate of the Company or had been an affiliate during the preceding three months (please see additional information below on this point), (ii) the Company was and had been since August 2011 subject to the reporting requirements of the Exchange Act and had filed all required reports under Section 13 of the Exchange Act during the period it was required to do so, and (iii) the six-month holding period of Rule 144(d) was satisfied for all of these holders as the common stock was issued to them in October 2010.

The Company believes that none of the selling securityholders named in the 2011 Prospectus was an affiliate of the Company at or after May 31, 2012, or within three months prior to such date. Therefore, none of the volume limitations of Rule 144(e), manner of sale limitations of Rule 144(g) or the notice of sale requirements of Rule 144(h) applicable to affiliates would have been implicated by any resales of common stock after May 31, 2012. No executive officers or directors of the Company were listed as selling securityholders in the 2011 Prospectus, and none of the largest holders listed as selling securityholders (Compass Global Management, Revelation Capital Management Ltd., the Strome Alpha Fund and the Talkot Fund) were or have been affiliates of the Company. None of such stockholders had any board representation or other management control rights. In addition, all of them filed Schedule 13G reports and checked the box on the cover of such form indicating that they were filing under Rule 13d-1(c) for holders who have “not acquired the securities with any purposes, or with the effect, of changing or influencing the control of the issuer” and who do not hold more than 20% of the reported class of securities, further supporting the Company’s view that none of these stockholders were affiliates.

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Post-Effective Amendment Filed February 4, 2014

File No. 333-172792

February 28, 2014

The table below reflects the ownership of Company securities by these holders, as reported in their Schedule 13G reports and amendments thereof. The Company respectfully submits that none of these ownership percentages, without more, is sufficient to confer affiliate status on any of these holders.

	Initial Schedule 13G		First Amendment		Second Amendment		Third Amendment
	Reported Ownership	Date of filing	Reported Ownership	Date of filing	Reported Ownership	Date of filing	Reported Ownership	Date of filing
Revelation Capital Management Ltd.	8.19%	10/11/2011	6.79%	2/14/2012	6.07%	2/12/2013	5.93%	4/23/2013
Talkot Fund	6.28%	9/30/2011	6.41%	2/14/2012	N/A	N/A	N/A	N/A
Compass Global	11.10%	11/17/2011	N/A	N/A	N/A	N/A	N/A	N/A
Strome	7.10%	1/4/2012	N/A	N/A	N/A	N/A	N/A	N/A

The Company submits that any resales of shares of common stock included in the 2011 Prospectus by the selling stockholders after May 31, 2012 were exempt from registration under Rule 144, and therefore did not result in a violation of Section 5 or Section 12(a)(1) of the Securities Act.

Exercises of Warrants Included in 2011 Prospectus and Sales of Underlying Common Stock

Exercise and Sale by Michael J. Foley

In late April 2012, George Brandon, an individual named as a selling securityholder in the 2011 Prospectus, transferred 7,000 of his warrants in a private transaction to three holders. According to the Company’s warrant records, two of these holders still hold these warrants, i.e. they have not sold or exercised their warrants or sold the underlying shares. The third, Michael J. Foley, received from Mr. Brandon a warrant to purchase 5,000 shares and exercised this warrant on April 25, 2012. For reference, please refer to Prospectus Supplement No. 2 to the 2011 Prospectus, filed with the Commission on May 1, 2012, which added Mr. Foley to the selling securityholder table in the 2011 Prospectus.

Mr. Foley has advised the Company that he sold 3,500 of his shares on or prior to May 31, 2012; these sales were properly covered by the 2011 Prospectus. Mr. Foley has advised the Company that he sold the remaining 1,500 shares in several separate transactions from June 1, 2012 to June 15, 2012, at prices from $4.47 to $4.97 per share (inclusive). These sales after May 31, 2012 resulted in aggregate gross proceeds to Mr. Foley of $6,972.

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Post-Effective Amendment Filed February 4, 2014

File No. 333-172792

February 28, 2014

Even if the sale of 1,500 shares by this selling stockholder is deemed to constitute a violation of Sections 5 and 12(a)(1) of the Securities Act, the statute of limitations for claims under Section 12(a)(1) has passed. As the Staff is aware, Section 13 of the Securities Act requires that claims against a seller under Section 12(a)(1) must be brought within the earlier of (i) one year from the date of the violation or (ii) three years after the securities were bona fide offered to the public. More than one year has passed since the sale of the 1,500 shares in June 2012; therefore neither the seller nor the Company currently faces liability for rescission or damages as a result of any violation of Section 5 or 12(a)(1) that may be deemed to have taken place as a result of these sales. Moreover, even if such liability were found to exist, the amount and nature of the liability would be de minimis.

Other Exercises of 2011 Warrants

The Company advises the Staff that no 2011 warrants have been exercised after May 31, 2012, and therefore none of the underlying common stock has been sold. Four warrants representing an aggregate of 17,874 shares of common stock were exercised for cash between September 19, 2011 and November 16, 2011. As the Staff is aware, under Rule 144 the exercise of a warrant for cash restarts the six-month holding period under Rule 144(d), as Rule 144(d)(3)(x) only permits tacking of the holding period of a warrant when the exercise is cashless.

Any sales of these shares of common stock that took place before May 31, 2012 were properly registered. Any sales of these shares of common stock that took place after May 31, 2012 would have been exempt from registration under Rule 144, as the requisite six-month holding period under Rule 144(d) would have elapsed since the exercise date. None of these exercising holders have ever been affiliates of the Company, so the additional Rule 144 restrictions on resales by affiliates were not applicable. Therefore, none of these sales violated Section 5 or Section 12(a)(1) of the Securities Act.

Sale of Warrants Included in 2011 Prospectus

In January 2014, two affiliated selling securityholders listed in the 2011 Prospectus, Strome Alpha Fund, LP and Strome Alpha Offshore LTD (collectively, “Strome”), each sold 78,125 warrants to two accredited investors affiliated with each other. These accredited investor purchasers, Option Opportunities Corp. and Serenity Now LLC (the “Accredited Purchasers”), are named as selling securityholders in the Registration Statement.

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Post-Effective Amendment Filed February 4, 2014

File No. 333-172792

February 28, 2014

These two transactions were effected under the exemption from the registration requirements of the Securities Act granted by Section 4(a)(1) for transactions not involving a distribution of securities or a statutory underwriter and, consequently, the Company does not believe that these transactions constituted a violation of Section 5 or Section 12(a)(1) even though they occurred after May 31, 2012.

When Strome purchased the warrants from the Company in the October 2010 private placement, Strome made the following representations to the Company pursuant to the applicable Securities Purchase Agreement (which was filed with the Commission as exhibit 10.9 to the Company’s Form S-1 filed March 11, 2011, and is accessible at http://www.sec.gov/Archives/edgar/data/1093207/000114420411014364/v214026_ex10-9.htm):

•	investment intent and absence of a view to a resale or distribution;

•	accredited investor status;

•	investment experience and ability to bear risks of investment; and

•	understanding of securities law registration requirements and that, at the time of the purchase, its warrants would not be registered.

Strome then held its warrants for over three years from their initial issuance in October 2010, further demonstrating investment intent, before selling to the Accredited Purchasers. This holding period demonstrates that the warrants had come to rest with Strome, Strome was not an underwriter with respect to these warrants, and Strome’s resale was not part of a distribution by the issuer. (See Loss, Seligman & Paredes, Fundamentals of Securities Regulation, Section 3.D.1, citing authorities indicating that a three-year holding period should be “well-nigh conclusive” evidence that a holder did not purchase securities with a view to, or offer them for sale in connection with, a distribution). Therefore, the sale by Strome was exempt under Section 4(a)(1) as a transaction not involving an issuer, underwriter or dealer.

Further, the representations and warranties made by the Accredited Purchasers to Strome further demonstrate that the sale of warrants by Strome should not be deemed to have violated Section 5 of the Securities Act, as the fact pattern of Strome’s sale closely matches facts in which the exemption commonly known as the “Section 4(a)(1½) exemption” for private resale transactions would be available, even though Strome does not need to rely on the Section 4(a)(1½) exemption because the Section 4(a)(1) exemption is available.

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Post-Effective Amendment Filed February 4, 2014

File No. 333-172792

February 28, 2014

In the warrant purchase agreements, copies of which were provided to the Company, the Accredited Purchasers made representations and warranties to the effect summarized below:

•	each Accredited Purchaser acquired the warrants for its own account, not as a nominee or agent, and not with a view towards, or for resale in connection with, the public sale or distribution of the warrants or the underlying common shares;

•	each Accredited Purchaser is an experienced investor, able to bear the economic risks of an investment in the warrants, and has had an opportunity to seek such information regarding the Company as it deems necessary in making a decision to invest in the warrants;

•	each Accredited Purchaser is an “accredited investor” as defined in Rule 501 under the Securities Act and is not a broker-dealer;

•	each Accredited Purchaser has had an opportunity to review the warrants and the associated purchase agreement and registration rights agreement relating to the initial sale of the warrants by the Company to Strome and is aware of the transfer restrictions set forth in such documents; and

•	each Accredited Purchaser is not purchasing the warrants from Strome as a result of any general solicitation or advertisement.

The warrants transferred by Strome also contain a restrictive legend. Additionally, when Strome contacted the Company indicating its intent to sell these warrants, the Company informed Strome that the 2011 Prospectus was not available to cover a resale, and advised Strome and the Accredited Purchasers to confirm with their respective counsel that the transaction could be effected under an exemption from Securities Act registration. The exemption from registration is supported by the representations above.

At the Company’s request, each Accredited Purchaser became a party to the relevant 2010 private placement documents in Strome’s place and is listed as a selling securityholder in the Registration Statement as transferee of the Strome warrants. Each Accredited Purchaser has also represented to the Company that it is not a registered U.S. broker-dealer or affiliated with one.

The Company respectfully submits to the Staff that the facts and circumstances surrounding this sale of warrants by Strome indicate that the sale was not made in reliance upon the 2011 Prospectus. Instead, this transaction did not involve a public offering by the issuer or a distribution by an underwriter or dealer, and therefore did not result in a violation of Section 5 of the Securities Act.

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Post-Effective Amendment Filed February 4, 2014

File No. 333-172792

February 28, 2014

Consideration Regarding Disclosure

The Company acknowledges that it did not fully and correctly comply with its obligations under Section 10(a)(3) of the Securities Act to update the 2011 Prospectus, as a result of which the use of the 2011 Prospectus after May 31, 2012 was not in technical compliance with the Securities Act. However, as described above, the Company believes that the only sales after May 31, 2012 that may potentially have violated the registration requirements of Sections 5 and 12(a)(1) of the Securities Act were sales of 1,500 shares of common stock for aggregate gross proceeds of $6,972, a de minimis amount that is immaterial to the Company. As noted above, the Securities Act statute of limitations for claims under these sections has passed and, accordingly, neither the Company nor the seller faces liability for claims related to those sales. The Company respectfully submits that it is not required to include a rescission liability on its financial statements, nor does the Company consider it necessary or appropriate to include risk factor or other disclosure related to these sales, as such disclosure would not be material or helpful to investors.

Please refer any questions to the undersigned at (512) 320-9284 or to Michael Sullivan of Andrews Kurth LLP at (512) 320-9287. Thank you for your attention to this matter.

Respectfully submitted,

Andrews Kurth LLP

/s/ J. Matthew Lyons
J. Matthew Lyons